

April 10, 2014

Via E-mail
Zohar Loshitzer
President
Presbia PLC
8845 Irvine Center Drive, Suite 100
Irvine, CA 92618

> **Re:** **Presbia PLC**
> **Registration Statement on Form S-1**
> **Filed March 20, 2014**
> **File No. 333-194713**

Dear Mr. Loshitzer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your revised disclosures on page 54 indicating that you will need additional capital to complete your U.S. pivotal clinical trial. Please revise the summary to highlight the fact that the offering proceeds you plan to use for the clinical trial will not be sufficient to complete the clinical trial, and disclose what the application of the offering proceeds will allow you to accomplish in the trial. Finally, please tell us where you have included the risk factor disclosure to which you make reference on page 54.

Our Business, page 1

2. We note your revised disclosure in the second paragraph under the heading. Please revise the final sentence of the paragraph to identify the "certain jurisdictions with a substantial portion of the worldwide presbyopic population" that you will not target.

The Offering, page 8

3.   Please revise your use of proceeds disclosure on page 8 to highlight each of the uses and amounts that you disclose in the bullet points on page 44.

Capitalization, page 46

4.   We note the revisions made in response to prior comment 1. Please further revise the introductory paragraph to remove the disclosure of cash as of December 31, 2013 on a "pro forma" and "pro forma as adjusted" basis.

Unaudited Pro Forma Financial Information, page 49

5.   You may not disclaim responsibility for your disclosure. Please revise the statement on page 49 that your disclosure is "for informational purposes only," which we view as an inappropriate disclaimer.

Contractual Obligations and Other Commitments, page 62

6.   Please tell us why the table excludes the payable due to the parent and the related interest.

Report of Independent Registered Public Accounting Firm, page F-5

7.   Prior to requesting effectiveness, please revise the filing to include audit reports and consents from your auditors that are dated, signed and unrestricted.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tara Harkins at (202) 551-3639 or Kaitlin Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Amanda Ravitz
Assistant Director

cc (via email): Peter H. Ehrenberg, Esq. – Lowenstein Sandler LLP